

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2012

Via E-mail
Mr. Miguel Matías Galuccio
Chief Executive Officer
YPF Sociedad Anónima
Macacha Güemes 515
C1106BKK Ciudad Autónoma de Buenos Aires, Argentina

    Re: YPF Sociedad Anónima
             Form 20-F for Fiscal Year Ended December 31, 2011
             Filed May 16, 2012
             File No. 1-12102

Dear Mr. Galuccio:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                  Sincerely,

                  /s/H. Roger Schwall

                  H. Roger Schwall
                  Assistant Director